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British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

We have read the statements made by Lundin Mining Corporation in the Change of Auditor Notice dated September 18, 2006 prepared pursuant to Section 4.11 of National Instrument 51-102 and included in the information circular and proxy statement of Lundin Mining Corporation ( "Lundin" ) dated September 20, 2006 relating to the proposed business combination of Lundin, and EuroZinc Mining Corporation.

We agree with the statements in the Change of Auditor Notice dated September 18, 2006.

Yours very truly,

Toronto, Ontario
September 18, 2006

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